July 15, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Ansart and Laura Crotty

Re:	MoonLake Immunotherapeutics

Amendment No. 3 to Registration Statement on Form S-1

Filed May 2, 2022

File No. 333-262643

Ladies and Gentlemen:

On behalf of MoonLake Immunotherapeutics (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) Division of Corporation Finance (the “Staff”) contained in your letter, dated May 16, 2022 (the “Comment Letter”), regarding the above-referenced Amendment No. 3 to Registration Statement on Form S-1, filed on May 2, 2022. The Staff’s comments are set forth below, followed by the Company’s response. For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter. The response of the Company is set forth in ordinary type beneath the Staff’s comment, which is set out in bold type. The page references in our response correspond to the page numbers of the Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed today.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1.	For the Class A Ordinary Shares being registered for resale, please revise the cover page to disclose the price that the selling shareholders paid for such shares.

Response: The Company respectfully submits that the requested information is not required to be disclosed under Form S-1, Item 501 of Regulation S-K, other rules of the Commission or existing Staff guidance, and that this information is not material to investors. In addition, the Company notes that the disclosure of such information on the cover page (or elsewhere in the prospectus) is not customary in registration statements. Nevertheless, the Company notes that the purchase price paid by the Sponsor for its shares is included on pages vi and 121 and notes that the price paid by the PIPE Investors is included on pages v, 52 and 59 of the Registration Statement.

2.	We note the significant number of redemptions of your Class A ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. To the extent that many of the shares being registered for resale were purchased by the selling shareholders for prices considerably below the current market price of the ordinary shares please highlight here the significant negative impact sales of shares on this registration statement could have on the public trading price of the ordinary shares.

Response: In response to the Staff’s comment, the Company has revised the cover, and pages 35 and 98 of the Registration Statement.

Introductory Note Regarding the Business Combination, page iv

3.	Please revise your disclosure here to also discuss the significant redemption of your Class A ordinary shares that occurred in connection with the business combination, including stating clearly the number of ordinary shares that were redeemed by public shareholders and the percentage of public shareholders who exercised their right to redeem shares.

Response: In response to the Staff’s comment, the Company has revised pages iv and 98 of the Registration Statement.

Risk Factors

Risks Related to our Class A Ordinary Shares

Future resales of Class A Ordinary Shares may cause the market price of the Class A Ordinary Shares to decline significantly, page 35

4.	You state here that “[f]uture” resales of Class A Ordinary Shares may cause the market price of the Class A Ordinary Shares to decline significantly.” This statement should be updated given that this prospectus is facilitating those sales. Furthermore, we note that this risk factor highlights the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A ordinary shares. To illustrate this risk, please also disclose here the purchase price of the shares being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also, to the extent applicable, disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because they purchased their shares at a lower price than public investors.

Response: The Company has revised a related risk factor on page 35 of the Registration Statement to highlight the negative pressure potential sales of shares pursuant under the Registration Statement could have on the public trading price of the Company’s Class A Ordinary Shares. The Company has included disclosure in the risk factor reflecting that certain shareholders may have an incentive to sell because the price paid by such shareholders is lower than the current public trading price. The Company notes that the purchase price paid by the Sponsor for its shares is included on pages vi and 121 and notes that the price paid by the PIPE Investors is included on pages v, 52 and 59 of the Registration Statement. The Company respectfully advises that it has not provided the prices that the other Selling Shareholders paid for their securities because the Company does not believe that such information is required to be disclosed under Form S-1, Regulation S-K, other rules of the Commission or existing Staff guidance, or that this information is material to investors. The Company does not believe that the fact that it was formerly a SPAC alters this conclusion. In addition, the Company notes that disclosure of such information is not customary in registration statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 92

5.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s Class A ordinary shares. Your discussion should highlight the fact that BVF Partners L.P., a beneficial owner of 58.91% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Company has revised page 98 of the Registration Statement.

Liquidity and Capital Resources, page 98

6.	We note your disclosure here that as a result of the level of redemptions at the time of consummation of the Business Combination, you now expect to have sufficient capital to fund your operations until at least the next two years rather than through at least the next three and a half years. In light of the significant number of redemptions, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised page 98 of the Registration Statement.

General

7.	Please revise your prospectus to disclose the price that each selling shareholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices at which the Sponsor, PIPE investors or other selling shareholders acquired their shares, and the price at which the public shareholders acquired their shares. Disclose that while the Sponsor, PIPE investors or other selling shareholders may experience a positive rate of return based on the current trading price, the public shareholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling shareholders will earn based on the current trading price, if any. Lastly, please include appropriate risk factor disclosure on these points.

Response: As indicated in the Company’s response to Comment 4 above, the Company has updated the risk factor on page 35 (and also added cross references to such risk factor throughout the prospectus) of the Registration Statement to address the difference in the rate of return that certain Selling Shareholders will earn compared to the public securityholders. The Company notes that the purchase price paid by the Sponsor for its shares is included on pages vi and 121 and notes that the price paid by the PIPE Investors is included on pages v, 52 and 59 of the Registration Statement. As discussed in the responses above, the Company has not provided the price that the other Selling Shareholders paid for their securities because the Company does not believe that this information is required to be disclosed under Form S-1, Regulation S-K, the other rules of the Commission or existing Staff guidance, or that this information is material to investors. The Company does not believe that the fact that it was formerly a SPAC alters this conclusion. In addition, the disclosure of such information is not customary in registration statements.

If you have any questions regarding the Registration Statement or the responses set forth above, please do not hesitate to call me at (415) 393-4631.

Sincerely,

/s/ Branden C. Berns
Branden C. Berns

cc:	Jorge Santos da Silva, Ph.D., Chief Executive Officer, MoonLake Immunotherapeutics

Branden C. Berns, Gibson, Dunn & Crutcher LLP

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